EDWARDS ANGELL PALMER & DODGE LLP
One North Clematis Street, Suite 400
West Palm Beach, FL 33417

March 31, 2008

Via EDGAR and Facsimile (202) 772-9217

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attn:                      Jeffrey P. Riedler

Re:           DOR BioPharma, Inc.
Registration Statement on Form S-1 (the "Registration Statement")
Initially Filed February 14, 2008
File No. 333-149239

Ladies and Gentlemen:

On behalf of DOR BioPharma, Inc. (the “Company”), we are filing Amendment No. 1 to the Registration Statement in order to address the comment set forth in the letter dated February 15, 2008 from the staff of the United States Securities and Exchange Commission.  The updated financial information includes the audited financial statements of the Company for the fiscal year ended December 31, 2007.  The Amendment also is being filed to register additional shares.

If you have any questions, please contact the undersigned at (954) 667-6129.

Sincerely,

/s/ Leslie J. Croland

Leslie J. Croland, P.A.